UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM
1.	Resolutions adopted by the General Ordinary Shareholders’ Meeting held April 25, 2014
2.	Resolutions adopted by the Series “B” Special Shareholders’ Meeting held April 25, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
By:	/s/ Eduardo Fernández García-Travesí
	Name:	Eduardo Fernández García-Travesí
	Title:	General Counsel

Date: April 28, 2014

Item 1

GRUPO FINANCIERO SANTANDER MÉXICO, S.A. B. DE C.V.,

RESOLUTIONS GENERAL ORDINARY SHAREHOLDERS’ MEETING. APRIL 25, 2014

ITEM I
Presentation of the Board of Directors’ report with respect to the Company’s performance, during the fiscal year ended on December 31, 2013, including: (i) the Financial Statements under CNBV and IFRS criteria, to such date, and (ii) the external auditor’s report.

R E S O L U T I O N S

FIRST.- "The report by the Company’s Board of Directors to the Meeting submitted in compliance with the provisions of Article 172 of the General Corporation and Partnership Law, in respect to the transactions carried out during the fiscal year ended on December 31, 2013 is deemed as filed and is approved under all its terms.  A copy of such report shall be included with the minutes prepared for this Meeting."

SECOND.- "The Company’s and its subsidiaries’ consolidated Financial Statements under CNBV criteria are hereby submitted and approved in each and every one of its parts, for the fiscal year comprising January 1 to December 31, 2013, as submitted before the Meeting and published in the newspaper “El Economista” of this city, on January 31, 2014. A copy of such report shall be included with the minutes prepared for this Meeting."

THIRD.- “The Financial Statements of Grupo Financiero Santander México, S.A.B. de C.V., prepared in accordance with IFRS rules and criteria, for the fiscal year ended on December 31, 2013 are hereby submitted and approved in each and every one of its parts. A request  is hereby made that the same be remitted to the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE).”

FOURTH.- "The report filed by the External Auditor, in connection with the Company’s Financial Statements, for the fiscal year ended on December 31, 2013 is hereby submitted and approved in each and every one of its parts. A copy of such report shall be included with the file of the minutes prepared for this Meeting."

FIFTH.- "Each and every one of the proceedings and acts carried out by the Board of Directors, by the CEO and General Director, by the Secretary, by the Assistant Secretary and by the Company’s External Auditor, in the lawful performance of their positions during the fiscal year ended on December 31, 2013, are hereby approved and ratified, thanking all of them for the services rendered during such fiscal year.”

ITEM II
Proposal and, as applicable, approval with respect to the allocation of profits.

R E S O L U T I O N S

SIXTH.- "It is agreed that since the Financial Statements approved by this Meeting, report a “Net Profit” in fiscal year 2013, for the amount of $20,876,205,753.00 MXN (Twenty billion eight hundred seventy six million two hundred five thousand seven hundred fifty three pesos 00/100 Mexican currency) the following allocations be made:

a).- Of the “Net Profit” attained individually in the fiscal year, the amount of $93,215,746.00 MXN (Ninety three million two hundred fifteen thousand seven hundred forty six pesos 00/100 Mexican currency) equivalent to 5% of the results, to the account of “Legal Reserve”;

b).- The remaining the “Net Profit” attained in the fiscal year, for the amount of $1,771,099,171.00 MXN (One billion seven hundred seventy one million ninety nine thousand one hundred seventy one pesos 00/100 Mexican currency) shall be allocated to the account of “Retained earnings”.

c).- The “Net Profit” attained in the fiscal year, by its Subsidiaries, not distributed or allocated for an amount of $19,011,890,836.00 MXN (Nineteen billion eleven million eight hundred ninety thousand eight hundred thirty six pesos 00/100 Mexican currency) to the account of “Retained earnings”.”

SEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., acknowledges and approves the ratification of the Company’s fund for the repurchase of shares, in accordance with the provisions set forth in Article 56 section IV of the Securities Market Law and under the policies approved by the Company’s Board of Directors for the amount of $1,500,000,000.00 MXN (One billion five hundred million pesos 00/100 Mexican currency) and it is agreed that such fund comes from the account of “Retained earnings”, which does not exceed the total balance of the Company’s net profits, including retained profits”.

ITEM III
Company’s CEO and General Director report on the business status, corresponding to fiscal year 2013

R E S O L U T I O N

EIGHTH.- "The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the report rendered by the Company’s CEO and General Director, on the business performance for fiscal year 2013, in compliance with the provisions of the Securities Market Law. A copy of the report shall be included with the file of the minutes prepared for this meeting.”

ITEM IV
Report in respect to the Opinion issued by the Board of Directors on the content of the Company’s CEO and General Director report.

R E S O L U T I O N

NINTH.- “The Shareholders’ Meeting is hereby informed of the Opinion issued by the Board of Directors regarding the content of the report rendered by the Company’s CEO and General Director in its meeting held on April 24, 2014.”

ITEM V
Board of Directors’ report on the main accounting and information policies and criteria.

R E S O L U T I O N

TENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., is hereby informed of and approves the document containing the main accounting and information policies and criteria. A copy of such document shall be attached to the file of the minutes prepared for this Meeting.”

ITEM VI
Report in respect to the compliance with the tax obligations to be discharged by the Company in fiscal year 2012.

R E S O L U T I O N

ELEVENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., is hereby informed of and approves the report regarding the compliance with the Company’s tax obligations submitted to the Tax Administration Service in the Alternative Information Annexes to the Tax Report corresponding to fiscal year 2012.”

ITEM VII
Report on the transactions and activities in which the Company participated.

R E S O L U T I O N

TWELFTH.- “The Shareholders’ Meeting is hereby informed of the relevant transactions and activities in which Grupo Financiero Santander México, S.A. B. de C.V. participated.”

ITEM VIII
Board of Directors’ report with respect to the activities developed by the Company’s Audit Committee and the Corporate Practices, Nominations and Compensations Committee, during fiscal year 2013.

R E S O L U T I O N

THIRTEENTH.-“The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., is hereby informed of and approves the Annual Reports of the Audit Committee and of the Corporate Practices, Nominations and Compensations Committee, with respect to the Company’s activities during fiscal year 2013. A copy of such documents shall be attached to the file of the minutes prepared for this Meeting.”

ITEM IX
Resignation and appointment of the Chairman of the Company’s Corporate Practices, Nominations and Compensations Committee.

R E S O L U T I O N S

FOURTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A.B. de C.V. accepts the resignation of Mr. Alberto Felipe Mulas Alonso as Chairman of the Corporate Practices, Nominations and Compensations Committee, recording the appreciation for his services rendered to the Company, ratifying all actions and proceedings carried out and releasing him form any liability in the performance of his position.”

FIFTEENTH.- “The appointment of Mr. Antonio Puron Miér y Terán as Chairman of the Corporate Practices, Nominations and Compensations Committee is hereby approved and it is recorded that the same was approved by the Board of Directors in its meeting held on January 23, 2014, ratifying his performance as of such date.”

ITEM X
Appointment and, as the case may be, ratification of the Regular and Alternate members of the Board of Directors, corresponding to Series “F” and “B” shares representing the capital stock. Determination of compensations thereto.

R E S O L U T I O N S

SIXTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., agrees to the ratification of each  person indicated  below to the positions mentioned below such that the Board of Directors shall be comprised as follows:

Series “F” Non Independent Directors
D. Carlos Gómez y Gómez	Chairman of the Board
D. Marcos Alejandro Martínez Gavica	Regular Director
D. Carlos Fernández González	Regular Director
D. Rodrigo Brand de Lara	Regular Director
D. Francisco Javier Hidalgo Blazquez	Alternate Director
D. Pedro José Moreno Cantalejo	Alternate Director
D. Eduardo Fernández García-Travesí	Alternate Director
Series “F” Independent Directors
D. Guillermo Güemez García	Regular Director
D. Joaquín Vargas Guajardo	Regular Director
D. Juan Gallardo Thurlow	Regular Director
D. Vittorio Corbo Lioi	Regular Director
D. Eduardo Carredano Fernández	Alternate Director
D. Jesús Federico Reyes Heroles González Garza	Alternate Director
Series “B” Independent Directors
D. Fernando Solana Morales	Regular Director
D. Fernando Ruíz Sahagún	Regular Director
D. Alberto Torrado Martínez	Regular Director
D. Gina Lorenza Diez Barroso Azcárraga	Regular Director
D. Enrique Krauze Kleinbort	Alternate Director
D. Antonio Purón Mier y Terán	Alternate Director

It is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors, it being understood that the alternate directors of the independent directors shall have this same nature.”

Likewise, it is expressly recorded:

i).	That the persons appointed and ratified, have expressed their acceptance to such positions in accordance with the preceding resolutions.
ii).	That Series “F” and Series “B” shareholders fully agree that the Company’s Board of Directors is comprised as approved by this Meeting.”

SEVENTEENTH.- “It is agreed that Grupo Financiero Santander México, S.A. B. de C.V. shall pay as compensation to each of the Regular and Alternate Independent Directors, the amount of:

➢
For each meeting of the Board of Directors and, as applicable, for each meeting of the Committee to which they attend as members, the amount of $84,662.00 MXN (Eighty four thousand six hundred sixty two pesos 00/100 Mexican currency) shall be paid as remuneration, minus the withholding of the corresponding Income Tax.

➢
In addition, the Director acting as Chairman in the meeting of the Committee wherein he participates, shall receive as remuneration the amount of $97,361.00 MXN (Ninety seven thousand three hundred sixty one pesos 00/100 Mexican currency), minus the withholding of the corresponding Income Tax.”

EIGHTEENTH.- “The Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V. hereby records the Company’s appreciation to the Regular and Alternate Non Independent Directors, waiver made to receive any remuneration that might correspond to them in the exercise of their positions.”

ITEM   XI
Appointment of special delegates to formalize and comply with the resolutions adopted at the meeting.

R E S O L U T I O N

NINETEENTH.- “Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Eduardo Fernández García-Travesí and Rocío Erika Bulhosen Aracil are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them  may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minute, if they deem it necessary or advisable, to prepare, execute and file the notices required before any authority.

The Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested  for the foregoing and to make any necessary entries in the corporate books thereof."

Item 2

GRUPO FINANCIERO SANTANDER MÉXICO, S.A. B. DE C.V.,

RESOLUTIONS SERIES "B" SPECIAL SHAREHOLDERS’ MEETING. APRIL 25, 2014

ITEM   I
Appointment and, as the case may be, ratification of the members of the Company’s Board of Directors, representing Series “B” shares, representing the Company’s capital stock.

R E S O L U T I O N S

FIRST.- “The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., accepts the resignation of Mr. Luis Orvañanos Lascurain from the position of Alternate Director of Series “B” shares, recording the appreciation for his services rendered to the Company, and releasing him from any liability in the performance of this position.”

SECOND.- “The appointment of Mrs. Gina Lorenza Diez Barroso Azcárraga as new Regular Director of Series “B” shares, representing the capital stock of Grupo Financiero Santander México, S.A. B. de C.V. is approved.”

THIRD.- “The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., approves the appointment of Mr. Fernando Solana Morales as Independent Regular Director of Series “B” shares.”

FOURTH.-  The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., accepts the resignation of Mr. Carlos Fernández González from the position of Independent Regular Director of Series “B” shares, appointing him as Non Independent Regular Director of Series “F” shares.”

FIFTH.- -“The Series “B” Special Shareholders’ Meeting of Grupo Financiero Santander México, S.A. B. de C.V., hereby agrees to ratify all other members of the Board of Directors representative of this Series of Shares.”

SIXTH.- “It is hereby recorded that the representatives of the Series “B” Shares’ in the Board of Directors of Grupo Financiero Santander México, S.A. B. de C.V., shall be comprised as follows:

SERIES “B” DIRECTORS INDEPENDENT

Don Fernando Solana Morales	Regular Director
Don Fernando Ruíz Sahagún	Regular Director
Don Alberto Torrado Martínez	Regular Director
Doña Gina Lorenza Diez Barroso Azcárraga	Regular Director
Don Enrique Krauze Kleinbort	Alternate Director
Don Antonio Purón Mier y Terán	Alternate Director

Likewise, it is hereby recorded that any of the Alternate Directors may substitute in the case of absences of the Regular Directors.”

ITEM   II
Appointment of special delegates to formalize and comply with the resolutions adopted at the Meeting.

R E S O L U T I O N

SEVENTH.- "Messrs. Carlos Gómez y Gómez, Marcos Martínez Gavica, Alfredo Acevedo Rivas, Eduardo Fernández García-Travesí and Rocío Erika Bulhosen Aracil are hereby appointed as this Meeting’s Special Delegates, so that on behalf of and in representation of the Company, individually any of them may appear before the Notary Public of their choice to formalize all or part of this Meeting’s minutes, if they deem it necessary or advisable, and to perform all other acts they deem appropriate, in order to comply with the resolutions adopted therein.

Likewise, the Secretary and the Assistant Secretary of the Company’s Board of Directors are hereby authorized to issue simple or certified copies requested for the foregoing.”

2